
January 20, 2011

Mr. Robert E. Wolfe
Chief Executive Officer
Advanced Oxygen Technologies, Inc.
C/O Crossfield, Inc.
653 VT Route 12A, PO Box 189
Randolph, VT 05060

> RE: **Advanced Oxygen Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 23, 2010**
> **File No. 0-09951**

Dear Mr. Wolfe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis or Plan of Operation

Results of Operations 2010 compared to 2009, page 14

1. It appears that you have one source of revenues related to a rental property owned by your wholly owned subsidiary. Please tell us the reasons for a significant decrease in rental revenues.

Item 15. Principal Accountant Fees and Services

2. You disclose that approximately 77% of the total hours spent on audit services for the Company for the year ended June 30, 2010, were spent by Horwath Revisorerne vmba. Please tell us whether there was another auditor involved in the audit and if Horwath is your main auditor.

Consolidated Balance Sheets, page F-3

3. Please clarify to us the nature of your commercial real estate and tell us why it is not subject to depreciation or tell us where the depreciation is recorded.

Consolidated Statements of Stockholders' Equity (Deficiency), page F-5

4. We note that you have recorded a decrease in value of land and buildings directly against equity. Please tell us the nature of this decrease in value, the events that triggered the write down and your basis for excluding the write down from net income (loss).

Notes to the Consolidated Financial Statements, page F-7

5. In future filings (including any amendments), please include a footnote describing the nature of your commercial real estate and discussing any significant factors affecting the real estate. This footnote should include a rollforward of any changes in value including impairment and/or depreciation.

Exhibit 31

6. We note that the certifications filed with your Form 10-K and subsequent Form 10-Q are not in the proper form. Please amend your filings to include the correct form of the certifications.

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　In responding to our comments, please provide a written statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief